Filed by Marine Products Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Marine Products Corporation

Commission File No.: 001-16263

The following communications were made by Marine Products Corporation (“Marine Products”) to its employees in connection with the proposed acquisition of Marine Products by MasterCraft Boat Holdings, Inc.

To:	Chaparral Employees
From:	Marine Products Corporation & Chaparral Leadership
Re:	Marine Products Corp and MasterCraft Boat Holdings Merger
Date:	April 7, 2026

As all of you are aware of on February 5, 2026, Marine Products announced that it had entered into an Agreement and Plan of Merger with MasterCraft. The transaction is subject to shareholder and regulatory approvals and other closing conditions.

The leadership teams at Marine Products, Chaparral and MasterCraft are working diligently to achieve the important objective of a smooth transition for employees. We are actively working on various aspects of the merger and more information will be forthcoming as it becomes available.

Below are some common questions we are receiving and would like to respond to all employees based on what we know as of today, also attached is a Welcome Letter from the CEO of MasterCraft Boat Holdings, Brad Nelson.

Will my role and compensation change with this transition?

At this time, no changes to roles, responsibilities or compensation are planned for the foreseeable future. Our goal is to retain our talented team and ensure a smooth transition. We plan to have our annual salary review in the same May to June time period as we have in previous years. Hourly pay reviews will occur also as normal. Any planned changes to your role or compensation that may occur in the future will be communicated openly to you.

Will my benefits change?

There will be NO changes to your health benefits, cost, or providers at this time. No changes are expected to your Vacation and Paid Time Off benefits. In general, the expectation is that benefits will be the same, similar or better. If any changes to your benefits are planned in the future, we will communicate them openly to you.

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Will my pay date and frequency change?

You will continue to be paid on a weekly basis.

Does MasterCraft have a 401(k) plan and will I be able to move my current 401(k) account to their plan?

Yes, MasterCraft has a 401(k) plan for its employees. We are working to facilitate a smooth transition of Chaparral employees to that plan post-closing, and your account balances (including any outstanding plan loans) will not be affected.

What is MasterCraft’s 401(k) plan match and at what point will that be applied to my plan contributions?

MasterCraft has indicated that it is planning to modify their 401(k)-plan match and vesting provisions to be similar to what we currently offer. More information will come from MasterCraft as the transition approaches.

I have an outstanding loan in the current 401(k) plan. What happens to my Loan?

MasterCraft is working to facilitate a smooth transition of your loan balance. You will be able to continue to make repayments on your loan during the transition.

What happens to my years of service and my seniority?

All of your credit for past services will be recognized, and your seniority will transfer over with the merger.

What’s next?

As both teams work through all details, we will communicate those details and send updates. If you have any immediate questions, please reach out to your HR manager directly.

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Letter to Chaparral and Robalo Team Members from Brad Nelson

April 7, 2026

Chaparral and Robalo Team Members,

I’m reaching out to introduce myself and share a bit about MasterCraft Boat Holdings, Inc., better known to most as MasterCraft, the company behind the MasterCraft, Crest, and Balise brands.

All of us at MasterCraft are thrilled to welcome Chaparral and Robalo into one family as we begin this new chapter together. We’ve long admired what your team has built: two standout brands with passionate followings and established track records of success in recreational boating and sport fishing. Joining our two companies together represents an important milestone not just for us, but for the marine industry as a whole. Together, we’ll be in an even stronger position to shape the future of boating.

A little more about who we are and who I am. MasterCraft, Crest, and Balise serve the premium performance and leisure categories. Our mission is simple: Create superior on-water experiences. MasterCraft is the #1 wake/tow brand in the world. Headquartered in Vonore, Tennessee, our team wakes up every day focused on creating memories that last through differentiated innovation, unrelenting focus on the consumer, and unmatched quality. In many ways, that mission reflects exactly what you already do so well.

With this combination, we see meaningful benefits for our teams, dealers, and customers. With five proven and complementary brands, we’ll offer a broader and more diversified portfolio that can serve a wide range of boaters. Our dealer networks complement each other, with coastal and inland locations helping to extend our reach in key areas. And by sharing ideas from our product development, manufacturing, and purchasing strengths, we’ll have greater scale and capabilities that help us invest in all our brands more efficiently by bringing innovative and meaningful products to market even faster. I’m excited about the opportunity we’ll have to learn from each other, share best practices, and help make each of our brands stronger and more competitive.

Just as important, we know how special Chaparral and Robalo are. We intend to preserve that as well as the strong culture you have built. We anticipate that both brands will continue operating independently as a separate operating unit within the combined company. We expect your identity, teams, dealer and supplier relationships, and operating model to remain in place. Put simply, we don’t expect much to change after the transaction closes.

As for me, I couldn’t be more excited to meet you. I look forward to listening and learning. As an avid boater and outdoorsman, I am a user of the varied and distinct types of boats that we produce. My background is multi-industry, and I am a believer in culture and teamwork.

Our recent announcement was only the first step. We expect the transaction to close in the second calendar quarter of 2026, pending shareholder approval and the completion of customary closing requirements. Until then, both companies will continue to operate separately and independently. It’s business as usual. After close, you can remain focused on the task at hand as you do normally.

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You already design, build, and support incredible products and extraordinary brands that resonate with boaters around the world. There is so much to be proud of. We look forward to the opportunity to learn from you, collaborate with you, and build on our shared legacy of excellence, together.

Sincerely,

/s/ Brad Nelson
Brad Nelson CEO, MasterCraft Boat Holdings, Inc

Forward Looking Statements

This communication includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements can often be identified by such words and phrases as “believes,” “anticipates,” “expects,” “intends,” “estimates,” “may,” “will,”, “should,” “continue” and similar expressions and comparable terminology or the negative thereof.

Forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to: (i) the anticipated financial performance of the combined company; (ii) the expected synergies and efficiencies to be achieved as a result of the proposed transactions; (iii) expectations regarding the diversification and complementary nature of brand portfolios; (iv) expectations regarding the complementary nature of dealer networks; (v) expectations regarding enhancements to the manufacturing platform and technological innovation; (vi) the financial profile and profitability of the combined company; (vii) expectations regarding cost savings; (viii) expectations regarding the combined company’s employees, vendors, dealers and manufacturing operations; (ix) expectations regarding the realization of benefits of the proposed transactions and the timing associated with realization thereof; and (x) the receipt of all necessary approvals to close the proposed transactions and the timing associated therewith. These and other important factors discussed under the caption “Risk Factors” in MasterCraft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025, filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, and Marine Products’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 27, 2026, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, in each case could cause actual results to differ materially from those indicated by the forward-looking statements. The discussion of these risks is specifically incorporated by reference into this communication.

Any such forward-looking statements represent estimates as of the date of this communication. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this communication. MasterCraft undertakes no obligation (and expressly disclaims any obligation) to update or supplement any forward-looking statements that may become untrue or cause its views to change, whether because of new information, future events, changes in assumptions or otherwise. Comparisons of results for current and prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Additional Information and Where to Find It:

In connection with the proposed transactions, MasterCraft has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of MasterCraft’s common stock to be issued in the proposed transactions and a joint proxy statement/prospectus for MasterCraft’s and Marine Products’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of MasterCraft and Marine Products. Each of MasterCraft and Marine Products may also file with or furnish to the SEC other relevant documents regarding the proposed transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that MasterCraft and Marine Products may mail to their respective stockholders in connection with the proposed transactions.

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INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERCRAFT, MARINE PRODUCTS AND THE PROPOSED TRANSACTIONS.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from MasterCraft at its website, www.mastercraft.com, or from Marine Products at its website, www.marineproductscorp.com. Documents filed with the SEC by MasterCraft will be available free of charge by accessing the investor section of MasterCraft’s website, www.investors.mastercraft.com, or, alternatively, by directing a request by email to MasterCraft at investorrelations@mastercraft.com and documents filed with the SEC by Marine Products will be available free of charge by accessing Marine Products’ website at www.marineproductscorp.com under the heading Investor Relations or, alternatively, by directing a request by email to Marine Products at jlarge@marineproductscorp.com.

Participants in the Solicitation

MasterCraft, Marine Products and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of MasterCraft and Marine Products in connection with the proposed transactions under the rules of the SEC. Information about MasterCraft’s directors and executive officers is available in MasterCraft’s proxy statement dated September 15, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of MasterCraft common stock by the directors and executive officers of MasterCraft have changed from the amounts of MasterCraft common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/edgar/browse/?CIK=1638290&owner=exclude). Information about Marine Products’ directors and executive officers is available in Marine Products’ proxy statement dated March 12, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of Marine Products common stock by the directors and executive officers of Marine Products have changed from the amounts of Marine Products common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/edgar/browse/?CIK=1129155&owner=exclude). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from MasterCraft or Marine Products using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.